       CONSULTANT AGREEMENT

This Consultant Agreement (“Agreement”) is entered into as of January 1, 2012 (the “Effective Date”) by and between Sierra Resource Group, Inc., a Nevada corporation, (“Company”), and Timothy Benjamin, an individual (“Consultant”).

Section 1. CONSULTANCY AND TERMS OF AGREEMENT

1.1.
Consultant. The Company hereby engages Consultant and Consultant accepts the consultancy for the Company, the parties acknowledging that Consultant is the Chairman of the Company and the duties provided for herein are in addition to those attendant to such Chairmanship.

1.2. Duties.

During the term of his consultancy pursuant to this Agreement, Consultant shall serve the Company faithfully and to the best of his ability and shall devote his business and professional time, energy, and diligence to the performance of the duties in connection with the business and affairs of the Company as may reasonably be assigned or delegated to him from time to time by the Board of Directors of the Company.

1.3. Terms of Employment.  Unless earlier terminated pursuant to the provisions hereof, the term of the consultancy under this Agreement shall be for the period commencing with the date of this Agreement and ending December 31, 2014.

1.4  Contingent Termination.  Unless the Board of Directors has received one or more commercially reasonable bona fide offers for investment in the Company or otherwise available for moving the Chloride Copper Mine into production, by debt or equity, totaling in excess of Five Hundred Thousand Dollars ($500,000 U.S.), cumulatively or singularly, on or before June 30, 2012, and unless such offer(s) has been accepted and the transaction(s) closed by September 30, 2012, this Agreement shall terminate and no party shall have any rights with respect to the other.

1.5. Definitions.

a. As used herein, “upon opening the Chloride Copper plant” shall mean when all capital improvements at the Chloride Copper mine have been completed and that the plant is physically and legally ready to process and produce copper, inclusive of all necessary approved permits or regulatory requirements.

b. As used herein, “goes into production” at the Chloride Copper Mine shall mean when the Chloride Copper mine has processed and output the first batch of copper that in that final form is eligible to be sold on the open market.

Section 2. COMPENSATION AND OTHER ENTITLEMENTS

2.1. Compensation.

a. As compensation for his services hereunder and as compensation for his covenant not to compete provided for in Section 3 hereof, Consultant shall be: (i) paid a base annual compensation for a total of 36 calendar months payable monthly in advance, initially at the rate of $60,000 per year, which rate of compensation shall be in effect from the Effective Date until the Company goes into production at the Chloride Copper Mine at which time the rate shall increase to $110,000 per year.

2.2. Stock Bonus. In addition to the compensation payable to Consultant pursuant to Section 2.1, hereof, Consultant shall be entitled to receive a bonus consisting of options for shares of the Class A Common Stock of the Company, upon the same terms and conditions as those as approved by the Board, with such shares representing up to 20 million option shares (such shares of voting stock being hereinafter referred to as the Bonus Stock), which Bonus Stock shall be delivered to Consultant as follows:

a. 25% of the Bonus Stock shall be delivered to Consultant upon opening the Chloride Copper plant;

b. 25% of the Bonus Stock shall be delivered to Consultant when the Chloride Copper Plant goes into production;

c. 25% of the Bonus Stock shall be delivered to Consultant upon the Company’s generation of a cumulative $5 million in revenue; and

d. 25% of the Bonus Stock shall be delivered to Consultant upon the Company’s generation of a cumulative $10 million in revenue.

In the event any of the above milestones are achieved only after Consultant is no longer a consultant, the Consultant shall have no right to such Bonus Stock.

2.3 Other Benefits.  Company shall reimburse for accounting, tax, legal, and financial services to be performed by accountants, lawyers, or other professionals of his choice to assist Consultant in financial, estate and tax planning, and tax reporting, provided that the Company shall not be obligated to reimburse Consultant more than $5,000 per year for such expenses.

Section 3. NONCOMPETITION AND CONFIDENTIALITY.

The parties recognize that in the course of Consultant’s consultancy with the Company, Consultant has had and will continue to have access to a substantial amount of confidential and proprietary information and trade secrets relating to the business of the Company.  Consultant agrees to keep all such information confidential throughout the consultancy and for a period of three (3) years thereafter.  Consultant further agrees that it would be detrimental to the business of the Company, and have a substantial detrimental effect on the value to the Company of the consultancy if Consultant were to compete with the Company upon termination of his consultancy. Consultant therefore agrees, in consideration of the Company entering this Agreement and establishing the base and stock compensation at the level herein provided for, that during the period of the term of his consultancy with the Company, whether pursuant to this Agreement or otherwise, and for a period of  two years thereafter without the prior written consent of the Company, directly as principal, partner, director, or stockholder or through any corporation, partnership, or other entity (including, without limitation, a sole proprietorship), engage or participate in, or assist in any manner or in any capacity, or have any interest in or make any loan to, or otherwise be related with, any person, firm, corporation, association, or other entity located anywhere in the United States and engaged in any business competing in any material way with the business of the Company or any subsidiary of the Company as such business exists as of the date of termination of the consultancy; provided, however, that the foregoing shall not prevent Consultant from owning up to ten (10%) percent  of the outstanding securities of by a publicly held corporation that may compete with the company.

The parties believe, in light of the facts known as of the date hereof, and after considering the nature and extent of the Company’s business, the amount of compensation and other benefits provided herein, and the damage that could be done to the Company's business by Consultant's competing with the Company, that the foregoing covenant not to compete is reasonable in time, scope, and geographical limitation. However, if any court should construe the time, scope, or geographical limitation of the covenant not to compete to be too broad or extensive, it is the intention of the parties that the contract be automatically reformed, and as so reformed, enforced, to the maximum limits which may be found to be reasonable by such court.

Section 4. MISCELLANEOUS PROVISIONS

4.1. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

4.2. Entire Agreement. This Agreement constitutes the entire understanding of the Company and Consultant with respect to its subject matter, supersedes any prior agreement or arrangement relative to Consultant’s consultancy with the Company, and no modification, supplement, or amendment of any provision hereof shall be valid unless made in writing and signed by the parties.

4.3. Successors and Assigns; Permitted Assignment. This Agreement shall inure to the benefit of and be binding upon the Company and Consultant and their respective successors, executors, administrators, heirs and/or permitted assigns; provided, however, that neither Consultant nor the Company may make any assignment of this Agreement or any interest therein, by operation of law or otherwise, without the prior written consent of the other parties hereto, except that, without such consent, the Company may assign this Agreement to any successor to all or substantially all of its assets and business by means of dissolution, merger, consolidation, transfer of assets, or otherwise, provided that such successor assumes in writing all of the obligations of the Company under this Agreement.

4.4. Captions. The captions set forth in this Agreement are for convenience only and shall not be considered as part of this Agreement or as in any way limiting or amplifying the terms and conditions hereof.

4.5. No Conflicting Obligations. Consultant represents and warrants to the Company that he is not under, or bound to be under in the future, any obligation to any person, firm, or corporation that is or would be inconsistent or in conflict with this Agreement or would prevent, limit, or impair in any way the performance by him of his obligations hereunder.

4.6. Waivers. The failure of any party to require the performance or satisfaction of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

4.7. Notices. Any notices given hereunder shall be in writing and delivered or mailed by registered or certified mail, return receipt requested:

(a) if to the Company:

Sierra Resource Group Inc.
9550 S. Eastern Ave.
Suite 253
Las Vegas, NV  89123

(b) if to the Consultant:

Timothy Benjamin
19308 SW 80th Court
Cutler Bay, FL 33157

4.9. Severability. In the event that any court having jurisdiction shall determine that any restrictive covenant or other provision contained in this Agreement shall be unreasonable or unenforceable in any respect, then such covenant or other provision shall be deemed limited to the extent that such other court deems it reasonable or enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such covenant or other provision wholly unenforceable, the remaining covenants and other provisions of this Agreement shall nevertheless remain in full force and effect.

4.10. Counterparts. More than one counterpart of this Agreement may be executed by the parties hereto, and each fully executed counterpart shall be deemed an original.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal and delivered as of the date first above written.

Sierra Resource Group, Inc. “Company”		Timothy Benjamin “Consultant”

By:	_________________________	By:	________________________
	J. Rod Martin, Chief Executive Officer		Timothy Benjamin, an individual